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                              October 3, 2023

       Harith Rajagopalan, M.D., Ph.D.
       Chief Executive Officer
       Fractyl Health, Inc.
       17 Hartwell Avenue
       Lexington, MA 02421

                                                        Re: Fractyl Health,
Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted September
21, 2023
                                                            CIK 0001572616

       Dear Harith Rajagopalan:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Development Pipeline, page 2

   1. We note your response to prior comment 2 and reissue in part. Please further clarify if both the "CE Mark"
approval arrow and "Insulin-Treated T2D" arrow are for separate indications. To the
extent both both of these arrows are targeting the same
                                                        indication, revise the
Revita section of your pipeline table so that the same indication does not appear twice.
              Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
       have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.
 Harith Rajagopalan, M.D., Ph.D.
Fractyl Health, Inc.
October 3, 2023
Page 2




                                                    Sincerely,

FirstName LastNameHarith Rajagopalan, M.D., Ph.D.   Division of Corporation
Finance
                                                    Office of Industrial
Applications and
Comapany NameFractyl Health, Inc.
                                                    Services
October 3, 2023 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName